LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

17 State Street, Floor 16

New York, New York 10004

(212) 732-7184   Fax:  (212) 202-6380

E-mail: lou@tripointcapital.com

July 14, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

Edgewater Foods International, Inc.

Registration Statement on Form SB-2

File No.

Dear Sir or Madam:

We are counsel to Edgewater Foods International, Inc.  On behalf of our client, enclosed herewith please find a Registration Statement on Form SB-2 on this same date.

We respectfully request that this Registration Statement be declared effective immediately or as soon as practicable.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours, /s/ Louis E. Taubman Louis E. Taubman
Enclosures